EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2000	2001	2002	2003	2004
Income (loss) before income taxes and losses from joint venture	$(28,247)	$(182,305)	$(135,765)	$(165,986)	$(164,364)
Fixed charges	14,720	14,451	13,630	12,399	19,450

Total earnings and fixed charges	(13,527)	(167,854)	(122,135)	(153,587)	(144,914)
Fixed charges	14,720	14,451	13,630	12,399	19,450
Ratio of earnings to fixed charges (1)	NM	NM	NM	NM	NM

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) before taxes and losses from joint venture plus fixed charges by fixed charges. Fixed charges consist of interest expense, including interest expense from capital leases, and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 by approximately $28.2 million, $182.3 million, $135.8 million, $166.0 million and $164.0 million, respectively.